BG Strategic Advisors, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Current assets:		
Cash and cash equivalents	$	614,850
Accounts receivable, net		3,085
Prepaid expenses		17,871
Total current assets		635,806
Property and equipment, net		-
Deposits		4,000
Total assets	$	639,806

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:		
Accounts payable	$	10,521
Accrued expenses		24,956
Deferred revenue		389,863
Total current liabilities		425,340
Member's equity		214,466
Total liabilities and member's equity	$	639,806

See accompanying notes to financial statements.